

22004324

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

MAR 04 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III /A

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SEC FILE NUMBER
8-13026

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ 11/01/20 _____ AND ENDING _____ 10/31/21 _____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____ Mutual Funds Associates, Inc. ____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1701 Chili Avenue
_____
(No. and Street)

Rochester	New York	14624
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott J Zollo	(585) 235-3600	Szollo@accuvestplanning.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flaherty Salmin LLP
_____
(Name – if individual, state last, first, and middle name)

2300 Buffalo Road, Building 200	Rochester	New York	14624
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3623
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Scott J Zollo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Mutual Funds Associates, Inc._____, as of ___October 31_____, 2 _021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIE B. DRISCOLL
Notary Public, State of New York
No. 01DR6129861
Qualified in Monroe County
My Commission Expires July 5, 20 2 5

Notary Public

Signature: _____

Title: _____
    Principal

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Mutual Funds Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Mutual Funds Associates, Inc. as of October 31, 2021 and 2020, the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mutual Funds Associates, Inc.'s management. Our responsibility is to express an opinion on Mutual Funds Associates, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mutual Funds Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital Under SEC Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III - Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Mutual Funds Associates, Inc.'s financial statements. The supplemental information is the responsibility of Mutual Funds Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flaherty Salmin LLP

We have served as Mutual Funds Associates, Inc.'s auditor since 2005.

Flaherty Salmin LLP
Rochester, New York

January 9, 2022

1

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2021 AND 2020

ASSETS

	2021	2020
Cash and cash equivalents	$ 94,886	$ 75,486
Marketable securities, at fair value	65,844	64,707
Commissions receivable	14,610	11,000
Prepaid expenses	6,740	4,240
Property and equipment, net	-	-
Total assets	$ 182,080	$ 155,433

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

	2021	2020
Commissions payable	$ 25,472	$ 11,157
Accounts payable	7,250	6,975
Income taxes payable	4,925	2,223
Total liabilities	37,647	20,355

Shareholder's equity:

	2021	2020
Common stock, no par value; authorized 200 shares; issued and outstanding 15 shares	6,000	6,000
Retained earnings	138,433	129,078
Total shareholder's equity	144,433	135,078
Total liabilities and shareholder's equity	$ 182,080	$ 155,433

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED OCTOBER 31, 2021 AND 2020

	2021	2020
Revenue:		
Revenue from sale of investment company shares	$ 144,179	$ 130,535
Revenue from sale of insurance based products	173,631	151,644
Fees for account supervision and investment advisory	262,948	202,204
Dividends and interest income	1,758	2,231
Losses on marketable securities	(594)	(2,766)
Total revenue	581,922	483,848
Expenses:		
Commissions	478,546	395,142
Management fees	30,000	30,000
Rent	24,000	24,000
Professional fees	23,310	22,188
Other expenses	10,219	9,551
Regulatory fees	5,392	5,474
Total expenses	571,467	486,355
Income (loss) before provision for income taxes	10,455	(2,507)
Provision for income taxes	1,100	175
Net income (loss)	$ 9,355	$ (2,682)

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2021 AND 2020

	Common Stock	Retained Earnings	Total
Balance, November 1, 2019	$ 6,000	$ 131,760	$ 137,760
Net loss for the year ended October 31, 2020	-	(2,682)	(2,682)
Balance, October 31, 2020	6,000	129,078	135,078
Net income for the year ended October 31, 2021	-	9,355	9,355
Balance, October 31, 2021	$ 6,000	$ 138,433	$ 144,433

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2021 AND 2020

	2021	2020
Cash flows from operating activities:		
Net income (loss)	$ 9,355	$ (2,682)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	-	-
Decrease (increase) in marketable securities	(1,137)	785
Decrease (increase) in commissions receivable	(3,610)	970
Decrease (increase) in prepaid expenses	(2,500)	(2,500)
Increase (decrease) in commissions payable	14,315	(160)
Increase (decrease) in accounts payable	275	275
Increase (decrease) in income taxes payable	2,702	(2,069)
Net cash provided by (used in) operating activities	19,400	(5,381)
Cash flows from investing activities:		
Acquisition of property and equipment	-	-
Net increase (decrease) in cash and cash equivalents	19,400	(5,381)
Cash and cash equivalents - beginning of year	75,486	80,867
Cash and cash equivalents - end of year	$ 94,886	$ 75,486
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ -	$ 2,244

See accompanying notes to financial statements

5

1. THE COMPANY

    Mutual Funds Associates, Inc. is a commission-based representative for several mutual fund companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the mutual fund companies and are managed solely by those funds. Mutual Funds Associates, Inc. is strictly a representative and its client base is mostly from the Western New York area.

    In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the United States of America. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, multiple jurisdictions in the United States of America have declared states of emergency. It is anticipated that the impact of COVID-19 will continue for some time. The extent of the future impact on the Company's operational and financial performance is not known as of the date of the report of independent registered public accounting firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents - The Company considers all cash on hand, cash in banks and short-term investments with an original maturity of three months or less to be cash and cash equivalents for financial reporting purposes.

    Marketable Securities - Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) regarding Fair Value Measurements and Disclosures. The resulting difference between cost and fair value is included in revenue.

    The Company's marketable securities consist of an investment in a mutual fund, which is mostly invested in debt securities of U.S. and foreign governments and companies.

    Commissions Receivable - The Company has receivables that arise from placing clients with mutual fund companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

    Revenue - Revenue from sale of investment company shares and insurance based products consists of sales-based and trailing commission income. Sales-based commission income is recorded as client funds are placed with the mutual fund company or the insurance company. Trailing commission income is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

    Fees for Account Supervision and Investment Advisory - Fees for account supervision and investment advisory revenue are recorded over the period in which services are provided based upon average net assets under management in accordance with the respective investment management agreements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which is five years. When depreciable property is retired or otherwise disposed of, the cost and the related accumulated depreciation are cleared from the respective accounts and any resulting gain or loss is reflected in income.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Marketable securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

Income Taxes - The Company accounts for income taxes in accordance with the ASC regarding Accounting for Income Taxes. This standard requires, among other things, recognition of future tax liability and benefits, measured by applying enacted tax rates attributable to future deductible and taxable temporary differences between financial statement and income tax basis of assets and liabilities, and tax credit carry forwards to the extent that realization of such benefits is more likely than not. The Company has insignificant differences between financial statement and income tax basis of assets and liabilities and, therefore, has not recorded any deferred tax asset or liability as of October 31, 2021 and 2020.

3. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

The Company's revenue from sale of investment company shares and insurance based products represents commissions generated by advisors for their client's purchases of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment or insurance products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue as it is responsible for the execution of the client's purchase and maintaining the relationship with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment or insurance product and is based on the amount purchased and the commission schedule for the particular product. Trailing commission revenue is generally based on a percentage of the current market value of the client's investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

3.   REVENUE RECOGNITION, Continued

The Company's fees for account supervision and investment advisory are earned over the period in which such services are provided. The related performance obligations are generally satisfied daily or monthly based on assets under management. The fees are calculated based upon average monthly or quarterly net assets under management in accordance with the respective investment management agreements. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the funds. Any corresponding fees paid are included in operating expenses.

4.   FAIR VALUE MEASUREMENT

The Company accounts for its marketable securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company's mutual fund is valued at quoted market price, which represents the net asset value of shares held by the Company at year end. This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The Company's marketable securities are Level 1 assets.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at October 31:

	2021	2020
Office equipment	$ 7,992	$ 7,992
Less: Accumulated depreciation	7,992	7,992
	$ -	$ -

Depreciation expense totaled $-0- for each of the years ended October 31, 2021 and 2020.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2021, the Company had net capital of $113,206 which was $108,206 in excess of its required net capital of $5,000, and a ratio of aggregate indebtedness to net capital of .3326 to 1.

7. INCOME TAXES

The provision for income taxes consists of the following:

	2021	2020
Currently payable - Federal	$ 925	$ -
Currently payable - State	175	175
	$ 1,100	$ 175

The actual income tax provision for the years ended October 31, 2021 and 2020 differs from the expected tax provision computed by applying the U.S. Federal Corporate rate primarily due to state taxes and the effect of the unrealized gains and losses on marketable securities.

8. RELATED PARTY TRANSACTIONS

The Company receives fees for account supervision and investment advisory from Core Alpha, Inc., an entity wholly owned by the President of the Company, who is also a relative of the shareholder, for placing clients with mutual fund companies. Commission income totaled $262,948 and $202,204 for the years ended October 31, 2021 and 2020, respectively.

The Company rents office space and equipment on a monthly basis under an informal agreement from the shareholder. Rental expense totaled $24,000 for each of the years ended October 31, 2021 and 2020.

The Company pays management fees to Accu-Vest Planning, Inc., an entity wholly owned by the shareholder, for general management. Management fee expense totaled $30,000 for each of the years ended October 31, 2021 and 2020.

The Company pays consulting fees on a monthly basis to the shareholder under an informal agreement. Consulting fees totaled $12,000 for each of the years ended October 31, 2021 and 2020.

9.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OCTOBER 31, 2021

1.	Total ownership equity from Statement of Financial Condition		$ 144,433
2.	Deduct: Ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		144,433
4.	Add:		
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B.	Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities		144,433
6.	Deductions and/or charges:		
	A.	Total non-allowable assets from Statement of Financial Condition	(21,350)
	B.	Secured demand note deficiency	-
	C.	Commodity futures contracts and spot commodities	-
	D.	Other deductions and/or charges	-
7.	Other additions and/or allowable credits		-
8.	Net Capital before haircuts on securities positions		123,083
9.	Haircuts on securities:		
	A.	Contractual securities commitments	-
	B.	Subordinated securities borrowings	-
	C.	Trading and investment securities:	
	1.	Exempted securities	-
	2.	Debt securities	-
	3.	Options	-
	4.	Other securities	(9,877)
	D.	Undue concentration	-
	E.	Other	-
10.	Net Capital		$ 113,206

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,510
12.	Minimum dollar net capital requirement of reporting broker dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000
14.	Excess net capital (line 10 less line 13)	$ 108,206
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 107,206

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition			$ 37,647
17.	Add:	A.	Drafts for immediate credit	-
		B.	Market value of securities borrowed for which no equivalent value is paid or credited	-
		C.	Other unrecorded amounts	-
18.	Deduct:		Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness			$ 37,647
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			33.26%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Mutual Funds Associates, Inc. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net Capital per the Company's FOCUS Report (Unaudited)	$ 113,206
Difference	-
Net Capital per this computation	$ 113,206

MUTUAL FUNDS ASSOCIATES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3 (EXEMPTION)
OCTOBER 31, 2021

Computation for determination of reserve requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

Information relating to the possession or control requirements under SEC Rule 15c3-3 is inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).



Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 fax 585 279-0166 www.fs-cpa.com

PrimeGlobal *An Association of Independent Accounting Firms*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Mutual Funds Associates, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (a) Mutual Funds Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mutual Funds Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (b) Mutual Funds Associates, Inc. stated that Mutual Funds Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mutual Funds Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mutual Funds Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flaherty Salmin LLP
Flaherty Salmin LLP
Rochester, New York

January 9, 2022

15



Rule 15c3-3 Exemption Report

Mutual Funds Associates, Inc. is a broker/dealer registered with the SEC and FINRA.

Mutual Funds Associates, Inc. claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended October 31, 2021.

Mutual Funds Associates, Inc. is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

The provisions of the Customer Protection Rule shall not be applicable to a broker dealer whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company

Mutual Funds Associates, Inc. has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout fiscal year ended October 31, 2021, without exception.

The above statements are true and correct to the best of my knowledge and belief.

Scott J. Zollo, Principal
Mutual Funds Associates, Inc.

Tuesday, December 28, 2021